Filed by SunTrust Banks, Inc.
                                  Pursuant to Rule 425 under the Securities
                                  Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                  Subject Company: Wachovia Corporation
                                  Commission File No. 1-9021

                                  Date: May 14, 2001

The following is a transcript of an analayst conference held on May 14, 2001.

                                  SunTrust
                        Moderator: Gary Peacock (ph)
                                May 14, 2001
                               9:00 a.m. EDT

OPERATOR: Good morning, ladies and gentlemen, and welcome to the SunTrust [Company: SunTrust Banks Inc.; Ticker: STI; URL:
http://www.suntrust.com/]Capital Conference.

I would - I would now like to turn the floor over to your host, Mr. Gary Peacock (ph), with SunTrust. Sir, the floor is yours.

GARY PEACOCK (ph), SUNTRUST CAPITAL: Good morning and welcome. I'm Gary Peacock (ph), head of Investor Relations and Corporate Communications for SunTrust. Thank you for joining us to discuss SunTrust's offer to acquire Wachovia [Company: Wachovia Corporation; Ticker: WB; URL:
http://www.wachovia.com/].

With me is Phil Humann, our Chairman, President and CEO, Jim Wells, SunTrust's Vice Chairman of Business Lines, Strategy and Marketing, John Clay, SunTrust's Vice Chairman of Business Lines - I'm sorry - Vice Chairman of Corporate and Investment Banking and Local Markets, John Spiegel, SunTrust's Vice Chairman and Chief Financial Officer and Ted Hoepner SunTrust's Vice Chairman of Enterprise Information, Legal Human Resources and Asset Quality.

Following our presentation this morning, there will be a question-and-answer session. We will be taking questions from the floor here at the Palace Hotel and from our audio conference lines.

Our lawyers have asked me to remind you that any forward-looking statements made during this presentation are subject to risk and uncertainty and factors that could cause our results to differ materially from any forward-looking statements.

These forward-looking statements disclaimers are set forth in our public reports filed with the SEC, including our filing of this presentation under Rule 425 of the Securities Act of 1933.

With that, let me introduce Phil Humann.

PHILLIP HUMANN, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, SUNTRUST
CAPITAL: Thanks, Gary (ph), and good morning to everyone, both here in the room, on the phone and joining us via the Webcast.

We're here today with a great sense of excitement, but honestly mixed with a certain degree of irony, irony because we were supposed to be here, in this very room, on Monday, December 18th, 2000, to appear with Wachovia management and announce a merger.

Now, as indicated in the proxy that we filed earlier this morning, we have been having discussions since early November, which had advanced to near completion, including continuous due diligence commencing on December 4th.

Then, on December 14th, about 27 hours before both boards were to meet to approve the transaction, the Wachovia CEO called me to terminate discussions, based on some alleged unresolved differences in our approaches to the wealth management business. We didn't understand that then and don't to this day. I would refer you to the transaction history section of the proxy for more information.

But then, as you can imagine, on the morning of April 16th, we were perplexed and honestly dumfounded to hear of the First Union transaction, which was inferior to our December transaction in virtually every respect.

So, we're here today in this room alone, announcing that we have sent the Wachovia board a letter outlining the terms of a proposal that is even more superior to Wachovia's shareholders than the one available in December. The letter includes an open invitation of the Wachovia board to sit down with us, better understand the details of our proposal and work out a merger agreement expeditiously.

So, what we would like to do today and accomplish with you is to simply tell our story. During this presentation, you will hear the word "better" used a lot. You may think, in fact, by the time we finish, we have overused the word "better." But we deeply believe that this transaction is clearly and absolutely better for the better for the Wachovia shareholder, but we also believe it's also for the SunTrust shareholder.

Most of you have heard us say - you've heard me say that our M&A strategy is limited. It's limited because we must find, at least with respect to banking franchises, ones that add and are accretive to our demographics. We must find marketplaces that grow as opposed to either slow or no growth. This transaction provides not only the basis for market extension into attractive demographic regions that we're not presently in, specifically the Carolinas, but it also has the beauty of an in-market transaction, where we can both better serve customers and, at the same time, achieve considerable cost saves.

So, with that, let me, sort of, tee up the morning. I'm going to give you a broad overview of the transaction. Jim Wells will then talk about what an absolutely premier franchise the combination of our companies would be. John Clay is going to address the share values and common culture that we believe we have. Ted Hoepner will then talk about credit quality, followed by the financial presentation by John Spiegel and also speaking to the issue of the relative quality of the currencies being offered here. And then, I will summarize at the end, before the Q&A begins.

Now, let's sort of, take this from the top. Our exchange ratio of 1.081 SunTrust shares per Wachovia shares equates, as of the Friday close, to an offer of $70.06. We also plan and our board has agreed that we will increase our dividend so that the Wachovia dividend will not be diminished. The cost savings that John Spiegel will discuss at length are $500 million, 23 percent of Wachovia's core expense base and about half of what is projected in the other transaction.

There will be divestitures. They won't be major. We're estimating them to be up to a billion-and-a-half dollars. The transaction will be accounted for as a purchase and will be tax free to Wachovia shareholders.

Now, the steps to completion are as you would suspect, the customary regulatory approvals. In this case, the valid termination of the First Union merger agreement and obviously and most importantly, the completion of a merger agreement with the Wachovia board.

Now, as I've said, "better" is going to be used a lot here, but we think our transaction is clearly better for Wachovia shareholders. It is 17 percent better with respect to price. It is 25 percent better with respect to dividend. And it is much more conservative and achievable regarding cost takeouts of 23 percent. Lastly and I hope importantly to the Wachovia board and shareholders is the fact that they would own 44 percent of the combined company as opposed to 30 percent in the other transaction.

Now again, a better deal for shareholders, a better price, a higher dividend, a better currency, that we will get into in a minute, a much better fit with respect to management philosophy, the fact that Wachovia and SunTrust are both relationship, as opposed to transaction driven. And we have both achieved a very good balance between local markets and lines of business. Also, our transaction carries with it lower risk and therefore, the likelihood of much better execution.

At the time we announced our acquisition of Crestar in July of '98 over some criticism for why is it going to take you two years to fully integrated this? And the answer was then, we want to do it right and we want to keep and grow our customer base, as opposed to watch it go out the door.

So we have a successful merger integration behind us. We have a clean slate today. We have the talent and the resources to pull this off in a very customer-friendly manner.

Again, our cost savings are much more conservative and achievable and there will be no doubt that there will be less customer disruption in this transaction.

We also believe that to say that SunTrust and Wachovia are a logical and compelling fit is an understatement. It's been rumored almost half of my 32-year career that these two companies should get together. They're a lot alike. They're in great markets. They have similar cultures and this deal should happen. I've heard that over and over and over again.

The reason it's a logical and compelling fit is that we would have leadership positions in high growth and affluent Southeastern markets. We would have enhanced larger scale in high-growth high-margin businesses, superior financial strength in credit risk management. As I've indicated, Crestar is behind us and we're ready for the next opportunity. The cultures, notwithstanding some opinions to the contrary, are very complimentary and compatible and the transaction obviously would generate the opportunity for reinvestment of a lot of excess capital.

Now again, on the risk side, this is a lower risk transaction. We have our house in order. Our company is performing very well. We have a lot of talent and have spent a lot of time enhancing the talent within our company. The good news here is Wachovia is chock full of talent also and we would be relying on many, many of them in leadership positions to bring these two companies together.

At the same time, the competing offer is still focused on completing its own internal restructuring. The competing offer contains much higher cost saves, but at the same time, much more disruption, 7,000 estimated staff reductions versus our 4,000, 300 estimated branch closings versus our numbers of approximately half of that.

So with that, let me turn it over to Jim Wells, who will talk about the franchise.

JAMES WELLS, VICE CHAIRMAN OF BUSINESS LINES, STRATEGY AND MARKETING, SUNTRUST CAPITAL: Thank you, Phil. This slide is headed the best footprint in banking. As you can see, the combined company will have a concentration and a very attractive market geographically. We'll have seven-and-a-half million retail customers, $98 billion in U.S.-based deposits. And 85 percent of those $98 billion will be in markets where we have a top three ranking.

To pursue that a little further, these MSAs you see here have household growth rates that vary from 2.9 percent to 13.7 percent, with a deposit weighted growth rate of 8.9. That is much higher than the national average. And, as you can see, on average in these markets, we have a 22-percent share of market.

And compared to our colleagues, the combined institution has a population versus a household growth, from the prior slide, that is very favorable at
7.7 percent, far above the U.S. as a whole, as you can see. Since good markets don't necessarily cost fund a good growth, I do think it's important to note that SunTrust has a long history of achieving growth rates out of attractive markets. And the 12-percent EPS growth rate is an indicator of that.

From the asset wealth management side, this combination provides a proven capability, with meaningful size, meaningful product structures and in brokerage and investment management and trust in the states, as well as in private client or client banking services. This institution would clearly be positioned for excellence, as well as for future growth.

On the business banking side, this pro forma, the combination of these two institutions will yield top market share in our footprint in the business banking and commercial banking segments. Business clients, as you know, want high quality service. They want high quality management. And history says and experience says that they also want to focus on relationship. And those are the hallmarks of both of these institutions.

While leading now, the combination will yield best practices in technology, as well as the capital to continue invest - to invest in those best practices.

So, to summarize, this combination produces a leading retail franchise. It creates a premier financial solutions provider to small and middle market businesses, a full compliment of fee businesses, including capital markets, treasury management, insurance and so forth and complete wealth management platform operating in highly affluent markets.

The markets we serve are very attractive from a wealth and from a growth perspective. Our position is strong and our products are competitive and our delivery and our service quality are first rate.

So I'll turn you now over to John Clay.

JOHN CLAY, VICE CHAIRMAN OF CORPORATE AND INVESTMENT BANKING AND LOCAL MARKETS, SUNTRUST CAPITAL: Good morning. Thank you, Jim.

I have an opportunity to talk briefly this morning about shared values, culture and our operating model. Of course, I can only talk with absolute authority about our own. But widely health belief and our personal observations, as well as our personal experience, indicate that we have much in common and a high opportunity at integration.

We believe our companies share complimentary cultures and a common vision. By long-standing history and tradition, we have common values of soundness, profitability and growth.

Secondly, we run a holistic, integrated relationship approach to our business. This is to say that we prefer relationship over product or transaction as the basis for our decisions. We build our organizations around the customer experience and we value the fullness of that experience in making decisions.

Thirdly, we run balanced operating models, the main features of which are strong geographic ownership of sales and service, empowered lines of business to expedite strategic decision making and implementation of new initiatives and thirdly, functional competencies supporting the business in such areas as financing and resources and marketing.

In opposition to many of our competitors, both banks are committed to local ownership, as well as business lines. Now striking the right balance is the key to success in this model. Local banks bear accountability for market penetration and relationship management. They own the customer experience. This is the name of the game, if you will. Business lines exert strong influence and drive strategies, programs and priorities. This is the game plan, if you will. Our corporate functions serve in support of this mission. They sell our brand and they track results, et cetera.

Now, the SunTrust culture is to fight hard to keep this model in balance, to avoid business silos (ph), emphasize teamwork and focus on customers to provide an integrated superior customer experience.

We believe Wachovia shares that view, based on our direct experience. The end result are fully empowered local market CEOs, who lead and drive the sales and service culture, make decisions about people, pricing and credit, deliver superior service quality, develop talent and execute against our corporate strategy. Again, based on our personal experience in the marketplace, we believe this model is essentially shared by our friends at Wachovia.

Apart from our operating model similarities, both organizations share common values. First, we are serious about talent, that is about having the best people. SunTrust places a real premium on people, believing that the best people win in the long run, not the coaches, not the game plan, but the people. We know Wachovia has topnotch talent. We compete against them every day. Fundamental to this transaction is our belief that the combination of our talented people, working under a shared vision, will create a more powerful market force.

We are obsessed about quality, including credit quality. And we operate around common patterns of credit approval and credit risk management. We are relationship focused or said another way, we're customer focused. We're passionate about growth. We're committed to efficiency. We pursue a customer-driven technology, which is to say delivering service when, where and how the customer wants it. And we are performance driven.

Our operating models are remarkably similar. We believe our integration risk is low and that we both add value and will be relatively - the change will be relative (ph) transparent to our clients. At the end of the day, what we all want are results. Our shared high performance culture will deliver these results.

And now, I'll turn it over to Ted Hoepner to talk about credit quality.

THEODORE HOEPNER, VICE CHAIRMAN OF ENTERPRISE INFORMATION, LEGAL, HUMAN RESOURCES AND ASSET QUALITY: Thank you John. And good morning.

We would suggest that the combination of SunTrust and Wachovia has the clear advantage of merging compatible loan portfolios and excellent credit cultures. It is this advantageous or, if you will, Phil Humann's "better," for two very basic reasons.

First, there should be little disruption to loan growth and second, superior credit quality. This slide compares our companies' similar loan portfolio mix. I would suggest that it is better for both institutions' shareholders and one upon which we can build into the future.

The next slide compares the loan mix of the two alternative partners when combining pro forma with Wachovia. The First Union-Wachovia commercial and industrial exposure shown here will probably raise concern for the future loan growth and credit quality of that combination.

We are particularly proud of the next slide. It shows our company's outstanding five-year credit record compared to other leading banks on a as-reported basis or specifically and of interest to some, is that credit card exposure and losses have been included where there is a credit card portfolio historically. Of course, I would draw your attention to the relative position of SunTrust and First Union and suggest we're clearly better.

We have prepared the next slide to present comparative five-year loss experience without the impact of a credit card portfolio, since both - or actually all three of the companies have disposed of their credit card. And so, we're showing these numbers - over the last five years, these charge off numbers, exclusive of credit card and the combination of SunTrust-Wachovia, First Union-Wachovia. Please notice that the SunTrust combination offers a record approximately twice as good or better than the alternative.

Finally, this graph shows that our pro forma loss reserve is the superior alternative. More importantly is the combination of our robust reserve and our historic charge-offs as shown on the prior slide, clearly, a better combination.

I would now like to introduce John Spiegel for his remarks.

JOHN SPIEGEL, VICE CHAIRMAN/CFO, SUNTRUST CAPITAL: Thank you, Ted, and good morning.

You'll see on this slide that it's labeled superior shareholder value. I think I'd like to change the words to clearly better shareholder better for both sets of shareholders. I'd like to concentrate, not just on the Wachovia shareholders, but show you why this is a very fine transactions from (ph) the SunTrust shareholder. In addition to that, I will then talk about the currency that we offer versus our competitor.

You will see that - on this slide, that we are using conservative assumptions. And based on the model that we have constructed, which we think is being conservatively built, this is a good transaction, again, for both sets of shareholders. We are assuming a 10-percent annual growth in SunTrust earnings and a nine-percent growth over the period of 2002 to 2006 in Wachovia price and its earnings. That is the first call estimate.

We have done some sensitivity testing. And you'll see in the back of the handout some material that says if these earnings do not materialize for First Union - I mean, for Wachovia, where our earnings, on a combined basis, would turn out, we are assuming 500 million of savings phased in over three years, which equals 23 percent of estimated Wachovia's expenses, excluding their expenses associated with their credit card business, which we're assuming those get sold.

We are assuming a billion dollars of restructuring fees and up to $450 million added to the credit reserve. The estimated breakup fee with First Union is $440 million, based on the transaction that we have proposed and the closing price of the stocks on Friday.

We're (ph) assuming no revenue enhancements, though we fully believe there will be some and substantially so. For conservative's sake, we have assumed none.

We've also - back up one step - have done some sensitivity testing on the impact of the breakup fee being the full $780 million cap, as reported in their agreement, rather than the 440. And that is shown in the appendix, as well.

The results of all this comes to - down at the bottom of this slide, you'll see that the accretion in SunTrust earnings is very modest in the first year, of six points of a percent going after the (ph) six percent in year 2004 as the cost savings have fully broken in.

There is a best-guess slide on new gap accounting that we're anticipating being approved by FASB shortly. And that is also in the appendix for your review. These are - or the numbers here are based on cash earnings.

We are assuming the 500 million of annual savings is broken in 40 percent in the first year, 70 percent in the second year and 100 percent in the third year. This is somewhat a slower pace than First Union is proposing, giving us an opportunity to really focus on the customer, as we did with the Crestar integration.

Of the 400,000 people that - or positions that are being saved, a thousand of those are in the branch system, 3,000 are in support functions and operations supporting the various lines of business, again, 23 percent of
(ph) First Union's expense total.

To put that in some context, on this slide, you'll see down at the bottom that 23 percent is shown over on the right-hand side, which shows a modest number compared to what has been announced in other major transactions. You'll see on the left-hand side is the First Union proposal. You may remember in - when they bought CoreStates, they had estimated 45-percent savings of CoreStates' earnings, of their expenses. They're expecting and have announced 42 percent of savings of Wachovia's expenses. Ours is about half of what they have announced.

(INAUDIBLE), you'll see that the estimated merger-related charge of a billion dollars, about 300 million has to do with staff, staff development, staff retention and some staff severance. The rest of the expenses are spread in a number of categories and, in total, a billion dollars, again, the estimated breakup fee of 440 million and up to 450 million being added to the credit reserve.

This quickly, after details announced as (ph) of the internal rate of return on this transaction, we have calculated a spread of 13 to 15 percent, again, as compared to cost of our capital 10 to 12 percent. So it is an attractive transaction from a return standpoint.

The integration risk, we believe is low, following our success with the Crestar integration, built on a three-year plan. It is built on first priority of customer retention and customer service. It has been successful in the past. We believe the integration risk in this transaction is low.

We know there's been a lot of discussion over the years about unsolicited proposals and the success or failure finally of the integration of those. And the example that comes most to mind in talking to others, is Wells Fargo-First Interstate transaction. This is not that transaction. We have similar operating structures. We have reasonable assumptions, not aggressive assumptions. We plan on a three-year integration, not a nine-month integration. We have a clean slate to start from. The Crestar merger integration is fully behind us. And we will encourage and our incentive plans will encourage significant management participation from Wachovia management, as well as from the SunTrust management.

There - Wells (ph) did very little due diligence on the (INAUDIBLE). We have had extensive conversations, as reported in the filings with the SEC. And our due diligence is substantially complete. We are asking for the right to finish that and to update it. But it is substantially complete. We know the company well.

Then, we move on and talk for a moment about the - what we think is a superior currency. We believe their board will, in looking at the value of the currencies, also take into account what you're about to see.

One, SunTrust returns to shareholders and (ph) substantially see that those from our competitor, First Union, as you can see, on a one, five, 10-year basis, substantially higher returns.

What has - how have we done this? What has built that kind of returns? First, the building on revenue growth. Our revenue per share, as you can see, is growing at about eight percent compound over the last several years, while theirs, on the other hand, has grown very little at all. It has resulted in substantial earnings per share growth, a compound rate of 12 percent, while in fact, they've had a negative four-percent return over that period.

The annual dividend, we're not proposing a cut in the dividend. Our base of equity, our cash flows, our growth of earnings allows us to continue to grow our dividends. And we will bring ours to the level that they will not have a decline in their dividend.

Next, SunTrust has predictable earnings, predictable in terms of that there have not been surprises to the marketplace. With the Crestar acquisition, we announced a one-time merger integration charge of $250 million and then, we had $115 million cost as we restructured a bond portfolio, and (ph) then, coincidentally, that occurred at about the same time that we sold our credit card portfolio and took a substantial gain.

On the left side, you'll see, however, First Union has had a number and very substantial one-time announcements that has led to different results than one had been anticipating.

Finally, various ratios - you'll see that our return on assets, return on equity, efficiency ratios, tangible equity ratio, all compare very favorably to the First Union numbers.

Lastly, in terms of integration, what we call results, not promises, at the beginning of a transaction, we both announce our expectations of our earnings as we go forward, as we are doing here. To give two examples - one, First Union's purchase of CoreStates. You see what they announced and then, what they finally achieved.

Our announcement with expectation on earnings after Crestar turned out to be very similar to what we actually had. The marketplace did become a little more challenging, as you know, but the earnings held up.

Those are my comments.  Thank you - Phil.

PHILLIP HUMANN: OK. Thanks to everybody who participated. Let me try to - try to wrap this up with a very simple closing slide.

Our proposal contained in the letter to the Wachovia board contains a better price, a higher dividend a significantly better currency, better fit and lower risk, thereby generating better execution.

We firmly believe this deal should happen. We also believe this deal should have already happened. The SunTrust board and the entire SunTrust management group is committed to make this happen and see this through. But again, it's in an environment that we want to embrace the Wachovia board. We want to sit down and talk with them. We want to embrace the Wachovia shareholder and most of all, we want to take advantage of the significant amount of talent that exists within the Wachovia organization.

So, with that, let's flip to Q&A. I think the way we want to do this, given that we have a fairly large number of people here in the room, but we have an even larger number, I'm told, of people on the phone. Why don't we take a couple of questions here in the room and then, go to the phones for maybe three or four? Mike, is that you? I got these lights in my eye.

MICHAEL MAYO (ph):  Yeah (ph).  How committed are you ...

PHILLIP HUMANN:  If you don't mind - this is Michael Mayo (ph).

MICHAEL MAYO (ph): How committed are you in following this merger proposal through? You know, if First Union up their offer, do you come back? And, are you allowed to disclose the price that you offered on December 18th.

PHILLIP HUMANN: Well, contained in our filing, I believe, is a effective disclosure of the price. It was at a 12-percent premium to the then Wachovia share price.

Now, how committed are we? Look, we wouldn't have wasted your time this morning if we weren't committed. But I think we all need to understand, this is Chapter One of a book that could contain several other chapters. We're here today to talk about sitting down with the Wachovia board, an open invitation to discuss the transaction and expeditiously move toward a merger agreement. And whether this book has subsequent chapters or not, we just simply don't know. But today is the day to appeal to the Wachovia board to sit down and reconsider their position.

MICHAEL MAYO (ph): One follow-up question. With regard to the credit card sale at Wachovia, how do you see the different scenarios of how that sale might play out or if it doesn't play out?

PHILLIP HUMANN: Well, I mean, at this point, I think Wachovia has entered into an agreement with Bank One to sell their card. And I don't know that this transaction would have any impact, certainly any material impact. I mean, our position is a deal's a deal.

Can we get the lights down just a touch.

BRIAN MANDEL (ph): Thanks. It's Brian Mandel (ph), from (INAUDIBLE). Thanks. In - one of the things you said in your presentation was that you're committed to retaining Wachovia management. Could you elaborate on that because that seems like a key element of the deal? And related to that, what are you proposing in regard to the split on the board of directors?

Well sure, look. The benefit we have here is a long and consistent knowledge of this company, accelerated in the fall of the year 2000 by very intensive discussions, lots of due diligence, lots of people from each company getting to know each other.

And at the end of the day, which, as I said, was December 14th, we had a management structure essentially in place. The specifics of that are exactly what we want to talk to the Wachovia aboard about. But we know the people. We like the people. There will be big roles for Wachovia people. There will be less disruption at the senior level at Wachovia than with the First Union transaction. So we're very eager to get on with this because we like Wachovia people and we like them a lot.

And your second question was?

BRIAN MANDEL (ph): Well, actually, go back - what kind of split then, were you proposing in senior management between the two companies? And the second question was what are you proposing for the board?

PHILLIP HUMANN: Well, the December proposal included, sort of, just putting the boards together in equal representation and I think maybe because of retirements and other factors, maybe there was a one or two going off of each side, but it was an equal representation of the board. Our letter to the Wachovia board that we delivered this morning speaks to an appropriate representation. And we think that's what it ought to be. Now, that's probably not equality. It might bear some resemblance to ownership, but - and the definition of appropriate could change from day to day and week to week.

BRIAN MANDEL (ph):  And, ...

PHILLIP HUMANN: But let me - let me underscore. This is not the December transaction. It has aspects of the December transaction included in it, but it is not the transaction.

BRIAN MANDEL (ph): And what was the senior management going to be relative
(ph) ...

PHILLIP HUMANN: It was approximately even. And I don't know that I should disclose any more than that.

Chip (ph)?

CHIP DICKSON (ph), LEHMAN BROTHERS (?):  A couple of questions.  First, ...

PHILLIP HUMANN:  This is Chip Dickson (ph).

CHIP DICKSON (ph): Lehman - yeah. First, the difference between now and then, that the price seems to be higher and yet, Wachovia goes into the deal without the card portfolio, card business, which was over 10 percent of the company's earnings. So, if you would talk about what makes it worth that much more with this significant piece missing.

And then, you've provided us with some sensitivities analysis. Could you talk about how sensitive the IRR (ph), John, is to, you know, the difference in revenue growth assumptions and capital redeployment.

PHILLIP HUMANN (?): Let me ask John Spiegel to address the specifics of your question. But before doing so, I would suggest to you that the difference between a 16.7 premium and a 12-percent premium is not all that material.

John, would you ...

JOHN SPIEGEL: The stock prices were different. They have taken certain actions. And the first call - as you know, the first call estimates have come down in terms of year 2002. We have taken those into account fully. The spreading, the price offered then and the price offered now is a little different. I would not say it is materially different, though it is different.

The transaction we proposed, from a financial standpoint, back in December, gave them an increase over then, the price of their stock also in the form
(ph) - in the nature of 12 percent. It does - it also gives them an increase today (ph).

We have looked at the IRR (ph) and we've done a lot of sensitivity analysis, as you might suspect we would. We do see that, based on the assumptions we have built - for instance, we believe, over time, that Wachovia's growth and SunTrust growth will come together, but not during the first few years as they are breaking in a change in similar asset ((ph) liability mix, as you have referred to. So we are using nine percent during that period, rather than equating to our 10 percent, even though the marketplaces in which we both compete should be able to produce the same kind of growth. But their restructuring doesn't allow for that during these first few years.

So the net is that finally, we do believe the - our numbers that we have shown here is our best judgment. We think they could be slightly high if (INAUDIBLE). But the impact of changing the growth in the four through fifth year, the impact of paying 440 million or some-hundred-and-eighty
(ph), those various scenarios are not significant in changing or (ph) it may drop to 12 to 13, instead of 13 to 15, in any case, still above our cost of capital.

PHILLIP HUMANN (?):  OK.  Let's switch to the phones now.

OPERATOR: Our first phone question is coming from Brian Long, of Chesapeake Partners.

BRIAN LONG, CHESAPEAKE PARTNERS: Hi. I was wondering if the Wachovia board refuses to meet with you, what options are available to you and are you prepared to enter into a long fight to win the company? And then, just as a second offer or as a second question, is this your best of the final offer or do you have negotiating room if you can get Wachovia to sit down with you?

PHILLIP HUMANN: Well, as I've said throughout the morning, today is about our invitation to the Wachovia board to sit down and discuss what we believe is a very compelling proposal, at least with respect to the - to the competing offer. The further chapters in this book, I would only - I would only be speculating on them. I would say this deal is so attractive to both sets of shareholders that we are absolutely committed to it happening. And I think the best and most expeditious and if you believe in the facts, the most likely way for that to happen is for us to sit down and enter into a merger agreement.

BRIAN LONG: But are you willing to sit this out through a Wachovia vote on the First Union transaction and eventually let this end up back in the shareholders hands?

PHILLIP HUMANN: We're dealing with the Wachovia board because they represent the shareholders. And we hope they will have that in their mind as they are sitting down and deliberating a proposal. We have filed this proxy, in part, to be ready to address the First Union-Wachovia vote and have a platform and information base out there for the Wachovia shareholder to use in his or her deliberation on how they vote on the First Union transaction.

BRIAN LONG:  Great.  Thank you very much.

OPERATOR: Thank you. Our next phone question is coming from Nancy Bush, of Ryan Beck.

NANCY BUSH, RYAN BECK:  Good morning, Phil.

PHILLIP HUMANN:  Hi, Nancy.

NANCY BUSH: The thing we've heard, over time, from the Wachovia management is that the operating styles of the company are different. They're more centralized, you know, blah-blah-blah. Would you just, kind of, address the issues that have been put out there before?

And you mentioned that there were some allusion to differences in wealth management, et cetera. If you could magnify that a bit for us, that would be helpful.

PHILLIP HUMANN: Sure. Nancy, as you know, it depends on where you start with respect to the - to the operating models. We will stipulate that, years ago, the operating models were sufficiently different so as to cause a legitimate issue as to the question of whether the companies should be put together.

Now, an interesting thing happened over the ensuring years. Wachovia moved more toward the SunTrust operating model and we moved dramatically toward the Wachovia operating model, not with an idea to facilitate the transaction, but with the idea that it was good for our customers and our growth prospects.

In our case, particularly the decision to collapse our 28 individual charters, the decision to go to a very balanced approach between local markets, lines of business and functions coincidentally happened to align us almost perfectly with the current Wachovia operating model.

Now, with respect to the alleged insurmountable differences in wealth management, I would say that hey were not insurmountable. One difference, for example, is the very high-end wealth management business is handled in Wachovia on a, sort of, straight-line centralized basis. It is not today within SunTrust. But we had agreed that we would move to that model if the transaction were put together in December.

Where the asset and wealth management line of business reported was another difference that we thought could be easily resolved if discussions had continued. But we never had the opportunity to do that.

So I think today, for anyone to say that the operating models are different is imply mythical.

NANCY BUSH: Would you also address - I mean, one of the issues that clearly is going to be tossed out there is this issue of the name. Could you just, sort of, you know, give your take on not maintaining the Wachovia name?

PHILLIP HUMANN: Well, again, with respect to December, we had agreed to retain the Wachovia name. This is not December. And this is SunTrust.

NANCY BUSH:  Good luck.

PHILLIP HUMANN:  Thank you.

OPERATOR: Thank you. Our next phone question is coming from Kate Belcher, of Sandler O'Neil.

KATE BELCHER, SANDLER O'NEIL: Hi. Thank you. I was wondering, could you just, sort of, walk through exactly how comfortable you are with the due diligence practice because the price is a little higher but yet, you haven't looked at their books for a few months?

PHILLIP HUMANN: Thank you, Kate: We did extensive due diligence beginning on December 4th and continuing almost on an uninterrupted basis until the termination of the discussions occurred on the 14th. Now, admittedly, that's five months ago. And that's why our letter to the Wachovia board includes our interest in completing and updating the due diligence. I think the reality is that December gives us a very significant leg up in completing and updating the due diligence and would allow for a very expeditions transaction.

KATE BELCHER: Thanks. And could you also just address the expected $450 million increase in the loan off (ph) reserve?

PHILLIP HUMANN:  Ted, you want to handle that?

THEODORE HOEPNER: Well, what we did in preparing for a up to $450 million addition to our reserve was to look at what had been done, frankly, in our own due diligence that also and importantly, we took and looked at the First Union $450 million and said that that was probably the upside. And so, we've said up to 450 million.

KATE BELCHER:  OK.  Thank you.

PHILLIP HUMANN: OK. Let's come back in the room, if there are additional questions here. Yes, sir.

UNKNOWN MALE #1: Three weeks ago, it was reported in the "Wall Street Journal" that you were looking at Robinson-Humphrey. Does this transaction preclude you from doing anything on the investment banking side? And does this get you anywhere closer to your goals in the - in that business?

PHILLIP HUMANN: Well, look. We're here - we're here to talk about SunTrust and Wachovia, not about purely investment banking. I would say that investment banking would be much more important to the combined company than it is to either of us today.

UNKNOWN MALE #2: Two issues. One's the risk of the merger in terms of SunTrust and Wachovia and the second is just a general numbers issue. The second one I'll take first, is just, how do you think in terms of the impact of the Coke shares, in terms of calculating the - calculating the numbers on the deal?

The second question regarding the merger risks, two issues come up, one of which is that you mentioned that people have thought about this for years, as long as you have been - you've been in the business and yet ...

PHILLIP HUMANN:  Well, probably not that long.  But, ...

UNKNOWN MALE #2: Well, (INAUDIBLE). And yet - and yet, the deal was never done. And suddenly, there's a - you know, there's a great haste in terms of trying to get this deal done.

And the second issue is one in terms of the risks. You point out that there's - you know, that there are differentials in terms of the cost saves. And yet, when you look on a combined basis, people will come back and point out to you, as you pointed out, that, on a combined basis, there's a 10-percent cost reduction. And yet, First Union will come back at you and say well, there's an eight-percent cost reduction on a combined basis for us. So how will you approach those two issues?

PHILLIP HUMANN: OK. I heard about four issues. Let me try to deal with the Coke stock and then maybe, John, toss it to you. I would editorialize. I think you've got to, when you look at the respective cost saves, you've got to be thinking credibility throughout your entire analysis.

Now, with respect to the Coca Cola shares, they are what they are. We own
48.3 million shares of Coke, which I think Friday, was worth about $2.2 billion. Before one goes to subtracting value with respect to Coke shares, one better be very certain about what value is in our stock for Coke shares. And that's been a matter of considerable debate for a long period of time. But the math is pretty simple. I won't sit up here and try to do it in my head. But it - but it is what it is - John.

JOHN SPIEGEL (?):  The ...

PHILLIP HUMANN:  You know the math, John.  Go ahead and say it.

JOHN SPIEGEL (?): I do. When we look at acquisitions, as we did with Crestar, as we do with all acquisitions, when we give out shares, we must consider for our shareholders, there is the potential that, in our share price, there is some reflection in the price of, at least a portion of the value of the Coke stock.

And, in this case, if you took the after tax value (INAUDIBLE) so that implicit in our - in our stock price, you get a dilution of about $2 a share. And so, we would necessarily feel we need some accretion just to overcome that depression (ph) of $2 a share. We have calculated that. We understand it. And it is part of our calculation of what we can pay in this transaction.

Let me turn then to the (INAUDIBLE). If you merge a (INAUDIBLE) with a very small activity (ph), it is not appropriate to take the operating expense of both side and put it together and say you've just - say you're going to save just a small part of the combined (INAUDIBLE). It just doesn't work that way because you have to go in and cut operations.

So, when you look at ours, that's why we focus - we're not that far off for the combined. They're eight percent. We're 10 percent of the total expenses of both. But, when we look at the incremental piece, it's the incremental piece that's important. And there, we are 23 percent of the Wachovia expense base and they are 32 percent. There is a major difference of what you have to do internally to restructure to get those two numbers.

PHILLIP HUMANN: Let me also address your reference to haste. To the extent this is hasty and I would suggest to you it's not, given the background and the history, the haste is caused by what happened on April 16th. Many people have asked us, you know, where have you guys been since April, the 16th. And I think the fact is we've been trying not to be hasty.

OK.  Back to the phones.

OPERATOR: Thank you. Our next phone question is coming from Richard Bove, of Raymond James.

RICHARD BOVE, RAYMOND JAMES: Good morning. I have three specific questions which relate to, number one, the $440 million breakup value. My understanding was that First Union had an option to buy 19.9 percent of Wachovia's share on a breakup. And that would be 40 million shares. So I'm not sure how you come up with the 440 million number.

Second, minor question. When you sold your credit card business, who was the agent bank agreement established with?

And thirdly, the case that SunTrust is making, which I thought was superbly done, is on quality of management, consistency of earnings, et cetera. But this thing they come down to, financials and the need to put cash up in this deal, as opposed to stock, it appears that they have a lot more cash than you do at the moment so that they have the potential perhaps to be able to pay more to effect this transaction than you do.

I wonder if you could deal with each one of those three issues?

PHILLIP HUMANN : Well, Dick, I hope someone was writing down your secondary questions. I've never had the opportunity to assist you in any analytical effort, but I'm fixing to right now.

RICHARD BOVE:  All right.  Thank you.

PHILLIP HUMANN: The way we got $440 million is very simple. The spread value of the options on Friday at the close were approximately - somebody's got this to the penny, I don't - of about 10 bucks a share. And when you do your correct calculation of 19.9 on the shares outstanding, you get a number that approximates 440 million.

RICHARD BOVE:  OK.  Second question was who has the agent bank agreement?

PHILLIP HUMANN:  Ted, you want to handle that?

THEODORE HOEPNER:  The agent on our credit card transaction was MB&A (ph).

RICHARD BOVE: OK. And then, the third was, it would - at least, from my judgment, it would appear that there's going to be cash ultimately put into this transaction as opposed to both companies now presently offering stock. And there's a big imbalance, so to speak, between your cash position and theirs at the moment.

JOHN SPIEGEL (?): I think I would agree they'd probably - their balance sheet shows more cash than ours. However, it is the price of the transaction that the question can we afford, can they afford and what's the impact on our shareholders in any case, theirs or ours, we think our offer is compelling. We think that it will be to - for them, to reach this level, will require a major change in their reported assumptions about what they can do. And we would be surprised if that happens.

RICHARD BOVE: OK. Do you worry at all that, since this is - I guess would have to be described as a hostile takeover bid, given the fact that Wachovia has moved with First Union, does that in fact, make you vulnerable? In other words, does it put all banks in play here for hostile takeovers if the - if you will gain (ph) this changing in banking?

PHILLIP HUMANN: Well, Dick, this is Phil. Let me address the hostile aspects and I'll let John address the vulnerability aspects of this.

We are very clear that our offer is a competing offer. We're equally clear that our offer, at this point, is unsolicited. But the hostile offer in this case occurred on April 16th. It was made directly to Wachovia shareholders. It now contains no premium and less dividend. So, to the extent there's a hostile offer out there, it is not the SunTrust offer. John?

JOHN SPIEGEL (?): Dick, what was your other question?

RICHARD BOVE: Well, the second part of it was that it changes the nature of the way banking agreements - to my knowledge, there's only been three, if you will, contended issues over the past 50 years in banking. Does this now change the environment to where, you know, SunTrust becomes a target?

PHILLIP HUMANN (?): John, let me answer the front part of that because this is - this is an interesting question?

I think it is very fair to say that we wouldn't be here today had December not occurred, had the Wachovia board not accepted an offer that was inferior to our December offer, much less today. This is not a grenade throwing exercise. This is not somebody completely unfamiliar with the situation coming in from the outside. And we wouldn't be here today without the long history of the transaction and the fact that we know this company extremely well.

JOHN SPIEGEL (?): Dick, let me answer also that we - this is no life or death situation for SunTrust. SunTrust sees this as an advantageous situation for both sets of shareholders. SunTrust is strong. SunTrust has a strong record of earnings growth. It has a very strong balance sheet. This does not position or advertise to the world that SunTrust is any different than it has been in the past. It would be difficult for someone to come in and use this (INAUDIBLE) as an opportunity to do something against us.

RICHARD BOVE: All right. Thank you. As I say, you made a number of very compelling points in this presentation. I really enjoyed listening to it.

PHILLIP HUMANN (?):  Thanks, Dick.  Next question.

OPERATOR: Thank you. Our next question is coming from David Stump, of AG
Edwards.

DAVID STUMP, AG EDWARDS: Good morning. Most of my questions really have been answered. But maybe, on one, I'll just ask in a little more detail. Phil, is there anything you all can do to market your offer or market this combination to, sort of, a middle level employee at Wachovia, other than just what's out there in the public domain? It seems to me that convincing that typical loan officer or city exec that this is a better deal than merging with First Union for them and their customers would make a lot of sense. What can you do with that - in that regard?

PHILLIP HUMANN: Well, you know, I don't know the legal answer to that and it's probably irrelevant from a practical standpoint. If you've been keeping up with the Wachovia message board and chat rooms or if you have had the opportunity to chat in person with Wachovia employees, my suspicion is right now, they are feeling a lot better than they have since April, the 16th. So, I think our transaction will be viewed in a very positive light with Wachovia shareholders, employees and customers without regard to any so-called marketing effort (ph).

DAVID STUMP:  Right.  OK.  I think that makes sense.

PHILLIP HUMANN:  Other questions from the phone.

OPERATOR: Thank you. Our next question is coming from Chris Mutascio, of Legg Mason.

CHRIS MUTASCIO, LEGG MASON:  Oh hey, Phil.  How you doing?

PHILLIP HUMANN:  Hi, Chris.

CHRIS MUTASCIO: Most of my questions have been answered. So I'm just going to follow up. In your letter to the board of Wachovia, is there any timeline that you're expecting an action on their part?

PHILLIP HUMANN: I don't recall any timeline, but obviously, sooner is better than later.

CHRIS MUTASCIO: OK. That's - my question before on the options is already answered. So, thank you.

PHILLIP HUMANN: Next question? Oh, wait a minute. We've got one in the room here. Chip?

CHIP FRIERSON (?):  Yeah.  The Wachovia ...

UNKNOWN MALE #3:... closer (ph) to the mike, please.

CHIP FRIERSON (?): If you just looked at the Wachovia franchise, what are your concerns about it now being just in a state of, you know, (INAUDIBLE) so that the uncertainty causes the franchise to decline and the revenue - really, the value creating capacity of the franchise is destroyed or hurt?

PHILLIP HUMANN: Well, I would think the Wachovia board would have that on their top three items of why they ought to sit down and talk with us. Our intention here is not the create an environment that leaves Wachovia shareholders, employees or customers twisting in the wind. We want to get on with this. This ball was almost over the goal line in December and we think it will take very little time to sit down with the Wachovia board and resolve the matter. But I think that is a significant issue that the Wachovia board ought to be addressing.

OPERATOR: Thank you. Our next question is coming from Christopher Marke
(ph), of Robert Humphreys (ph).

CHRISTOPHER MARKE (ph), ROBERT HUMPHREYS (ph): Hey, Phil. One more question on loan concentration from a commercial side. To what extend do you intend to make changes if this goes through and how would you approach the commercial loan business going forward?

PHILLIP HUMANN:  Ted.

THEODORE HOEPNER:  Could you repeat that, Chris, again, please?

CHRISTOPHER MARKE (ph): Sure. Can you discuss the concentration on the commercial loan portfolio? And to what extent you are - would make changes if you're successful at bid (ph)?

THEODORE HOEPNER: Well, in the commercial portfolio, as you noted, I'd pointed out there's a much more substantial concentration in the combination of First Union and Wachovia. So that should be comparatively better for Wachovia shareholders. Obviously, it adds to our own portfolio, but actually, somewhat dilutes it. We have an actual reduction percentage-wise, if you will, in our loan mix of commercial and industrial. There's more dollars, obviously, at risk. There are overlaps in credit that are involved. That's anecdotally.

We know of ourselves being in similar credits. So, those credits, though, I would point out, Chris, are the very largest credits typically. And so, were we to downsize over time, which is my expectation that we would do, the impact on the earnings stream is not that significant, where it would be significant before there are smaller companies and where only the two of us are in. And that's just not that many.

CHRISTOPHER MARKE (ph): Ted, are you comfortable with the - with the individual credits that you share (INAUDIBLE) mix with?

THEODORE HOEPNER:  Generally, yes.  There are a couple of exceptions in that.

PHILLIP HUMANN: OK. I think we need to wind this down. One more question. Let's go back to the room here.

UNKNOWN MALE #4: Will you be filing an application with the Fed before you hear back from SunTrust and even if they don't agree to talk to you and how quickly will you file that application if you do so?

PHILLIP HUMANN: Ray (ph), do you or Bill want to - I just don't have a Fed application timeline in my mind.

UNKNOWN MALE #5:  (INAUDIBLE).

PHILLIP HUMANN: The answer was that all relevant regulatory applications are in the process of being prepared.

UNKNOWN MALE #5:... file it (ph).

CHRISTOPHER MARKE (ph): Will you file it, even if - even if Wachovia decides not to talk with you.

PHILLIP HUMANN: Well again, I think that is not a decision for today, but a decision for another day, perhaps a day very soon. But it's not - it's not today. We are trying to get ready for subsequent chapters in this book. But the best chapter and the best story is for us to sit down with the Wachovia board this week and resolve the matter.

CHRISTOPHER MARKE (ph):  Thank you.

PHILLIP HUMANN: OK. We've taken up a lot of your time. We thank you for it. We appreciate your attendance and your questions. And we look forward to visiting with many, if not most of you over the coming days and weeks. Thanks again.

END